UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 14, 2017

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and nine months ended December 31, 2016 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2016	December 31, 2016
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥374,020	¥330,726
Short-term investments in debt securities (Notes 4 and 5)	101,566	81,867
Other short-term investments (Note 4)	213,613	240,702
Trade receivables
Notes	22,832	27,265
Accounts	266,462	272,583
Less allowances for doubtful accounts and sales returns	(5,278)	(6,129)

	284,016	293,719
Inventories (Note 6)	327,875	356,547
Other current assets (Notes 5, 7 and 10)	133,671	120,815

Total current assets	1,434,761	1,424,376

Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	1,131,403	1,124,154
Other long-term investments (Notes 4, 5 and 10)	20,130	23,364

Total investments and advances	1,151,533	1,147,518
Property, plant and equipment (Note 5):
Land	59,914	60,094
Buildings	344,087	347,626
Machinery and equipment	841,895	857,789
Construction in progress	18,314	15,912
Less accumulated depreciation	(999,723)	(1,012,337)

Total property, plant and equipment	264,487	269,084
Goodwill (Notes 3, 5 and 9)	102,599	116,583
Intangible assets (Notes 3 and 5)	59,106	56,126
Other assets	82,563	79,262

Total assets	¥3,095,049	¥3,092,949

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2016	December 31, 2016
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥5,119	¥207
Current portion of long-term debt (Note 5)	9,516	8,507
Trade notes and accounts payable	115,644	122,843
Other notes and accounts payable (Note 10)	82,758	56,108
Accrued payroll and bonus	59,959	51,302
Accrued income taxes	22,847	11,507
Other accrued liabilities (Note 10)	43,525	49,982
Other current liabilities (Notes 5 and 7)	28,464	50,805

Total current liabilities	367,832	351,261
Non-current liabilities:
Long-term debt (Note 5)	18,115	16,656
Accrued pension and severance liabilities (Note 8)	46,101	43,488
Deferred income taxes	271,220	261,921
Other non-current liabilities	18,019	19,065

Total non-current liabilities	353,455	341,130

Total liabilities	721,287	692,391
Commitments and contingencies (Note 10)
Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,844	165,210
Retained earnings	1,571,002	1,605,125
Accumulated other comprehensive income (Note 12)	469,803	461,322
Common stock in treasury, at cost	(35,088)	(32,299)

Total Kyocera Corporation shareholders’ equity	2,284,264	2,315,061
Noncontrolling interests	89,498	85,497

Total equity (Note 11)	2,373,762	2,400,558

Total liabilities and equity	¥3,095,049	¥3,092,949

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Nine months ended December 31,
	2015	2016
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,093,030	¥1,014,628
Cost of sales (Note 8)	803,743	751,398

Gross profit	289,287	263,230
Selling, general and administrative expenses (Notes 3, 5, 8, 10 and 13)	209,124	196,128
Loss on impairment of goodwill (Note 5)	14,143	—

Profit from operations	66,020	67,102

Other income (expenses):
Interest and dividend income (Note 4)	27,260	30,904
Interest expense	(1,098)	(566)
Foreign currency transaction gains, net (Note 7)	3,343	553
Gains on sales of securities	277	103
Other, net	1,588	610

Total other income (expenses)	31,370	31,604

Income before income taxes	97,390	98,706
Income taxes (Note 9)	34,362	24,235

Net income	63,028	74,471
Net income attributable to noncontrolling interests	(3,524)	(3,619)

Net income attributable to shareholders of Kyocera Corporation	¥59,504	¥70,852

Per share information (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥162.20	¥192.88
Diluted	162.20	192.88
Average number of shares of common stock outstanding:
Basic	366,860	367,334
Diluted	366,860	367,334

The accompanying notes are an integral part of these statements.

	Three months ended December 31,
	2015	2016
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥370,453	¥361,385
Cost of sales (Note 8)	272,226	263,349

Gross profit	98,227	98,036
Selling, general and administrative expenses (Notes 3, 5, 8, 10 and 13)	80,013	64,719
Loss on impairment of goodwill (Note 5)	14,143	—

Profit from operations	4,071	33,317

Other income (expenses):
Interest and dividend income (Note 4)	13,495	15,001
Interest expense	(329)	819
Foreign currency transaction gains, net (Note 7)	1,309	791
Gains on sales of securities	277	—
Other, net	567	200

Total other income (expenses)	15,319	16,811

Income before income taxes	19,390	50,128
Income taxes (Note 9)	10,066	13,933

Net income	9,324	36,195
Net income attributable to noncontrolling interests	(612)	(1,496)

Net income attributable to shareholders of Kyocera Corporation	¥8,712	¥34,699

Per share information (Note 15):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥23.75	¥94.36
Diluted	23.75	94.36
Average number of shares of common stock outstanding:
Basic	366,859	367,715
Diluted	366,859	367,715

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Nine months ended December 31,
	2015	2016
	(Yen in millions)
Net income	¥63,028	¥74,471

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities (Notes 4, 11 and 12)	102,450	(9,529)
Net unrealized losses on derivative financial instruments (Notes 7, 11 and 12)	(86)	(207)
Pension adjustments (Notes 8, 11 and 12)	(1,007)	(597)
Foreign currency translation adjustments (Notes 11 and 12)	(4,549)	2,656

Total other comprehensive income (loss)	96,808	(7,677)

Comprehensive income	159,836	66,794
Comprehensive income (loss) attributable to noncontrolling interests	(3,677)	(4,351)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥156,159	¥62,443

The accompanying notes are an integral part of these statements.

	Three months ended December 31,
	2015	2016
	(Yen in millions)
Net income	¥9,324	¥36,195

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities (Notes 4 and 12)	116,533	(29,189)
Net unrealized losses on derivative financial instruments (Notes 7 and 12)	(55)	(235)
Pension adjustments (Notes 8 and 12)	(193)	(1,992)
Foreign currency translation adjustments (Note 12)	(77)	65,732

Total other comprehensive income (loss)	116,208	34,316

Comprehensive income	125,532	70,511
Comprehensive income (loss) attributable to noncontrolling interests	(794)	(9,995)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥124,738	¥60,516

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine months ended December 31,
	2015	2016
	(Yen in millions)
Cash flows from operating activities:
Net income	¥63,028	¥74,471
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55,755	55,688
Provision for doubtful accounts and loss on bad debts	609	857
Write-down of inventories	6,034	6,473
Deferred income taxes	(1,337)	(843)
Gains on sales of securities	(277)	(103)
Gains on sales of property, plant and equipment, net (Note 13)	(12,268)	(793)
Loss on impairment of goodwill (Note 5)	14,143	—
Foreign currency adjustments	95	(2,890)
Change in assets and liabilities:
(Increase) decrease in receivables	24,432	(2,935)
Increase in inventories	(15,202)	(34,863)
(Increase) decrease in other current assets	(1,449)	8,989
Decrease in notes and accounts payable	(2,375)	(10,379)
Decrease in accrued income taxes	(2,591)	(11,495)
Increase (decrease) in other current liabilities	(13,127)	16,451
Decrease in other non-current liabilities	(2,464)	(1,913)
Other, net	2,688	(1,501)

Net cash provided by operating activities	115,694	95,214

Cash flows from investing activities:
Payments for purchases of held-to-maturity securities	(84,730)	(85,225)
Payments for purchases of other securities	(4,085)	(2,581)
Proceeds from sales of available-for-sale securities	12,819	167
Proceeds from maturities of held-to-maturity securities	60,195	91,828
Acquisitions of businesses, net of cash acquired (Note 3)	(21,233)	(19,691)
Payments for purchases of property, plant and equipment	(49,314)	(52,491)
Payments for purchases of intangible assets	(5,850)	(4,621)
Proceeds from sales of property, plant and equipment	16,407	2,411
Acquisition of time deposits and certificate of deposits	(209,751)	(325,119)
Withdrawal of time deposits and certificate of deposits	222,429	297,666
Other, net	(2,650)	(1,076)

Net cash used in investing activities	(65,763)	(98,732)

Cash flows from financing activities:
Decrease in short-term debt, net	(2,275)	(4,716)
Proceeds from issuance of long-term debt	8,507	7,252
Payments of long-term debt	(9,993)	(8,741)
Dividends paid	(42,175)	(38,476)
Purchases of noncontrolling interests	(1,605)	(1,942)
Other, net	(103)	(167)

Net cash used in financing activities	(47,644)	(46,790)

Effect of exchange rate changes on cash and cash equivalents	(2,185)	7,014

Net increase (decrease) in cash and cash equivalents	102	(43,294)
Cash and cash equivalents at beginning of period	351,363	374,020

Cash and cash equivalents at end of period	¥351,465	¥330,726

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation registered its common stock and American Depository Receipts (ADRs) with the United States Securities and Exchange Commission (SEC). In May 1980, Kyocera listed its ADRs on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts the Financial Accounting Standards Board (FASB)‘s Accounting Standards Codification (ASC) 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Kyocera records the effect of a change in tax law or rates as a component of income tax provision, including the changes in the deferred tax assets and liabilities related to accumulated other comprehensive income (loss).

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and variable interest entities for which Kyocera is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies and investments in variable interest entities, for which Kyocera is not the primary beneficiary but has a significant influence to, are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies. These variable interest entities do not have material impacts on Kyocera’s consolidated result of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera has no further obligations under the contracts and all revenue recognition criteria under ASC 605, “Revenue Recognition” are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, “Products” an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results have historically approximated its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, “Revenue Recognition” at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, “Products” Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management personnel. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results have historically approximated its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50, “Customer Payments and Incentives.”

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost and net realizable value. The remaining balance of raw materials to be purchased under the long term purchase agreements are also stated at the lower of cost and net realizable value.

For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method.

Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Customer relationships	3 to 20 years
Software	2 to 15 years
Patent rights	2 to 10 years
Trademarks	2 to 21 years
Non-patent technology	5 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

In the case that their carrying amounts are considered unrecoverable and exceed their fair value, its exceeded amount is recognized as the impairment loss. The fair value is determined using the expected discounted cash flows gained from them directly.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these cash flow hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts. However, changes in fair value of most of the foreign currency forward contracts are recorded in income without applying hedge accounting as it is expected that such changes will be offset by corresponding gains or losses of the underlying hedged assets and liabilities. Kyocera’s affiliate accounted for by the equity method designates certain interest rate swaps with applying hedge accounting to this transaction.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not a highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Commitments and contingencies

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

(13) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements based on the grant date fair value over the measurement method.

(14) Net income attributable to shareholders of Kyocera Corporation

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(15) Research and development expenses and advertising expenses

Research and development expenses are accounted for under ASC 730, “Research and Development,” and charged to expense as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs,” and charged to expense as incurred.

(16) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(17) Recently adopted accounting standards

On April 1, 2016, Kyocera adopted ASU No. 2015-02, “Amendments to the Consolidation Analysis.” This accounting standard changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. All legal entities are subject to reevaluation under the revised consolidation model. This accounting standard affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2016, Kyocera adopted ASU No. No. 2015-16, “Business Combinations—Simplifying the Accounting for Measurement-Period Adjustments.” This accounting standard eliminates the requirement to retrospectively account for adjustments made to provisional amounts recognized in a business combination. This accounting standard requires the acquirer to record, in the financial statements of the reporting period in which the adjustment amounts are determined, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Recently issued accounting standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses.” This accounting standard replaces a methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This accounting standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments.” This accounting standard provides guidance on the eight specific cash flow classification issues with the objective of reducing the existing diversity in practice. This accounting standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes—Intra-Entity Transfers of Assets Other Than Inventory.” This accounting standard requires that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This accounting standard will be effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows—Restricted Cash.” This accounting standard requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This accounting standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this accounting standard is not expected to have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other—Simplifying the Test for Goodwill Impairment.” This accounting standard eliminated Step 2 which measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount. Instead, this accounting standard requires that an entity should perform goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. This accounting standard will be effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Kyocera is currently evaluating the impact that this accounting standard will have on Kyocera’s consolidated results of operations, financial position.

(19) Reclassifications

Certain reclassifications and format changes have been made to the consolidated statements of income for the nine and three months ended December 31, 2015 and the consolidated statements of cash flows for the nine months ended December 31, 2015 and the corresponding footnotes to conform to the current presentation.

3. BUSINESS COMBINATION

Business combinations for the nine months ended December 31, 2016

On May 2, 2016, Kyocera acquired 100% of the common stock of SGS Tool Company which is the U.S. based solid tool manufacturing and sales company for ¥9,046 million by cash in order to strengthen Kyocera’s cutting tool business in North America, and made it consolidated subsidiary and changed its name as Kyocera SGS Precision Tools, Inc.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC 805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities was completed during three months ended December 31, 2016. As a result, the allocation of fair value to them based on estimated fair value in this business combination as of the acquisition date and goodwill were recognized as described below.

Acquisition-related costs of ¥282 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2016. The result of operation of the acquired business was included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Applied Ceramic Products Group.

May 2, 2016
(Yen in millions)
Cash and cash equivalents	¥501
Trade receivables	940
Inventories	1,330
Others	145

Total current assets	2,916

Property, plant and equipment	3,514
Intangible assets	1,432
Others	1

Total non-current assets	4,947

Total assets	7,863

Trade notes and accounts payable	172
Others	779

Total current liabilities	951

Non-current liabilities	645

Total liabilities	1,596

Total identified assets and liabilities	6,267

Purchase price (Cash)	9,046

Goodwill	¥2,779

The total amount of goodwill is not expected to be deductible for tax purposes. Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:
May 2, 2016
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥1,160
Trademarks	213
Others	59

Total	¥1,432

The weighted average amortization periods for customer relationships and trademarks are 15 years and two years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

On December 6, 2016, Kyocera Document Solutions Inc. acquired the common stock of Annodata Limited and Annodata Communication Systems Limited, and made them consolidated subsidiaries to advance into comprehensive service business which integrates document solutions and information technology services. Kyocera Document Solutions Inc. paid ¥6,062 million of cash to their stockholder and ¥3,561 million to an escrow account on the promise that it acquired 90% of the common stock of them on December 6, 2016 and would acquire the remaining 10% in the future.

The acquisition price of their common stock consists of the above total amount of ¥9,623 million and the future performance-linked payment, the maximum amount of which is ¥1,471 million.

Taking into account this condition, Kyocera’s ratio of voting rights has been 100% since December 6, 2016.

Kyocera will use the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations”, however, the allocation of fair value to the acquired assets and assumed liabilities in this business combination has not yet completed as of December 31, 2016.

Acquisition-related costs of ¥30 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Information Equipment Group.

Business combinations for the nine months ended December 31, 2015

On September 4, 2015, Kyocera acquired the common stock and the preferred stock of Nihon Inter Electronics Corporation (NIEC) by a way of cash tender offer for ¥12,134 million, and made it a consolidated subsidiary. On September 8, 2015, Kyocera held 70.23% of the voting rights in NIEC as a result of the conversion to common stock of the preferred stock acquired by Kyocera.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended December 31, 2015. Acquisition-related costs of ¥232 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2015. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Electronic Device Group.

Kyocera conducted an absorbtion-type merger in which NIEC was the merged company with that for every 1 ordinary share of NIEC, 0.032 ordinary shares of Kyocera were allocated and delivered to the NIEC’s shareholders on August 1, 2016.

September 4, 2015
(Yen in millions)
Cash and cash equivalents	¥1,976
Trade receivables	5,630
Inventories	5,761
Others	183

Total current assets	13,550

Property, plant and equipment	4,527
Intangible assets	1,760
Others	396

Total non-current assets	6,683

Total assets	20,233

Short-term borrowings	3,722
Current portion of long-term debt	480
Trade notes and accounts payable	3,147
Others	951

Total current liabilities	8,300

Non-current liabilities	5,265

Total liabilities	13,565

Total identified assets and liabilities	6,668

The fair value of business as of September 4, 2015*1	17,274

Goodwill*2	¥10,606

*1	The fair value of business as of September 4, 2015 was calculated by multiplying 197 yen which was the price of tender offer for per common share by NIEC’s total number of common shares issued after deducting of the treasury shares.

*2	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

September 4, 2015
(Yen in millions)
Intangible assets subject to amortization:
Technologies	¥388
Customer relationships	887
Trademarks	465
Others	20

Total	¥1,760

The weighted average amortization periods for technologies, customer relationships and trademarks are eight years, 17 years and 21 years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

On October 19, 2015, Kyocera Document Solutions Europe B.V., a Dutch subsidiary of Kyocera Document Solutions Inc., acquired 60% of the common stock of Bilgitas Büro Makinalari Sanayi Ve Ticaret A.S. to expand its sales channels in Turkey for ¥3,538 million of cash, and it paid ¥2,195 million to an escrow account on the condition that another 40% of the common stock would be acquired later. On June 1, 2016, Kyocera acquired 27.5% of the common stock. The remaining 12.5% of the common stock will be acquired in the future.

Kyocera’s ratio of voting rights has been 100% since October 19, 2015.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended March 31, 2016. Acquisition-related costs of ¥68 million were included in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2015. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Information Equipment Group.

October 19, 2015
(Yen in millions)
Cash and cash equivalents	¥204
Trade receivables	1,079
Inventories	762
Others	569

Total current assets	2,614

Property, plant and equipment	222
Intangible assets	2,617
Others	424

Total non-current assets	3,263

Total assets	5,877

Current portion of long-term debt	364
Trade notes and accounts payable	391
Others	284

Total current liabilities	1,039

Deferred income taxes	539
Others	702

Total non-current liabilities	1,241

Total liabilities	2,280

Total identified assets and liabilities	3,597

Purchase price (Cash)	5,733

Goodwill*	¥2,136

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

October 19, 2015
(Yen in millions)
Intangible assets subject to amortization:
Customer relationships	¥1,411
Trademarks	748
Others	458

Total	¥2,617

The weighted average amortization periods for customer relationships, trademarks and others are 20 years, 10 years and six years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

On November 3, 2015, Kyocera Document Solutions Inc. acquired 100% of the common stock of Ceyoniq Technology GmbH and related three companies to expand into solution business, making it possible to effectively control and use data handled with a company and increase productivity. The acquisition price included already-paid cash of ¥3,508 million and the performance-linked payment, the maximum amount of which is ¥308 million.

Kyocera has used the acquisition method of accounting to record assets acquired and liabilities assumed in accordance with ASC805, “Business Combinations.” The allocation of fair value to the acquired assets and assumed liabilities in this business combination was completed during the three months ended March 31, 2016. Acquisition-related costs were ¥129 million. The cost of ¥127 million was included in selling, general and administrative expenses in the consolidated statement of income for the three months ended December 31, 2015 and the cost of ¥2 million was included in selling, general and administrative expenses in the consolidated statement of income for the three months ended March 31, 2016. The result of operation of the acquired business was included into Kyocera’s consolidated financial statements since the acquisition date. For segment reporting, it is reported in the Information Equipment Group.

November 3, 2015
(Yen in millions)
Cash and cash equivalents	¥60
Trade receivables	190
Others	129

Total current assets	379

Property, plant and equipment	50
Intangible assets	1,113
Others	53

Total non-current assets	1,216

Total assets	1,595

Short-term borrowings	165
Trade notes and accounts payable	42
Accrued expense	219
Unearned income	133
Others	187

Total current liabilities	746

Deferred income taxes	361
Others	32

Total non-current liabilities	393

Total liabilities	1,139

Total identified assets and liabilities	456

Purchase price	3,508

Goodwill*	¥3,052

*	The total amount of goodwill is not expected to be deductible for tax purposes.

Intangible assets that Kyocera recorded due to this acquisition are summarized as follows:

November 3, 2015
(Yen in millions)
Intangible assets subject to amortization:
Technologies	¥478
Customer relationships	480
Trademarks	155

Total	¥1,113

The weighted average amortization periods for technologies, customer relationships and trademarks are seven years, 17 years and five years, respectively.

The pro forma results are not presented as the revenue and earnings were not material.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2016 and December 31, 2016, included in short-term investments in debt securities and in long-term investments in debt and equity securities in the consolidated balance sheets, are summarized as follows:

	March 31, 2016				December 31, 2016
	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*1	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities*2	¥267,598	¥1,073,390	¥805,895	¥103	¥267,558	¥1,059,575	¥792,017	¥0

Total equity securities	267,598	1,073,390	805,895	103	267,558	1,059,575	792,017	0

Total available-for-sale securities	267,598	1,073,390	805,895	103	267,558	1,059,575	792,017	0

Held-to-maturity securities:
Corporate bonds	159,575	159,201	155	529	146,444	146,167	201	478
Government bonds and public bonds	4	4	—	—	2	2	—	—

Total held-to-maturity securities	159,579	159,205	155	529	146,446	146,169	201	478

Total	¥427,177	¥1,232,595	¥806,050	¥632	¥414,004	¥1,205,744	¥792,218	¥478

*1	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

*2	Marketable equity securities mainly consist of the shares of KDDI Corporation, which is a telecommunications carrier in Japan. At December 31, 2016, Kyocera Corporation’s equity interest in KDDI Corporation was 12.78%. Cost, aggregate fair value and gross unrealized gain of the shares of KDDI Corporation held by Kyocera are as follows:

	March 31, 2016				December 31, 2016
	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss	Cost	Aggregate Fair Value	Gross Unrealized Gain	Gross Unrealized Loss
	(Yen in millions)
Shares of KDDI Corporation	¥242,868	¥1,007,299	¥764,431	¥—	¥242,868	¥991,717	¥748,849	¥—

Kyocera received dividends from KDDI Corporation, and included them in interest and dividend income in the consolidated statements of income, are summarized as follows:

	Nine months ended December 31,
	2015	2016
	(Yen in millions)
Dividends from KDDI Corporation	¥22,334	¥25,132

	Three months ended December 31,
	2015	2016
	(Yen in millions)
Dividends from KDDI Corporation	¥12,026	¥13,404

Short-term investments in debt securities and long-term investments in debt and equity securities at March 31, 2016 and December 31, 2016 are as follows:

	March 31, 2016			December 31, 2016
	Available- for-Sale	Held-to- Maturity	Total	Available- for-Sale	Held-to- Maturity	Total
	(Yen in millions)
Short-term investment in debt securities	¥—	¥101,566	¥101,566	¥—	¥81,867	¥81,867
Long-term investment in debt and equity securities	1,073,390	58,013	1,131,403	1,059,575	64,579	1,124,154

Total	¥1,073,390	¥159,579	¥1,232,969	¥1,059,575	¥146,446	¥1,206,021

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and an unconsolidated subsidiary. Carrying amounts of these investments at March 31, 2016 and December 31, 2016, included in other short-term investments and in other long-term investments in the consolidated balance sheets, are summarized as follows:

	March 31, 2016	December 31, 2016
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥213,967	¥241,225
Non-marketable equity securities	13,718	16,244
Long-term loans	53	45
Investments in affiliates and an unconsolidated subsidiary	6,005	6,552

Total	¥233,743	¥264,066

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2016				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Foreign currency forward contracts	¥—	¥5,605	¥—	¥5,605	¥—	¥501	¥—	¥501

Total derivatives	—	5,605	—	5,605	—	501	—	501

Total current assets	—	5,605	—	5,605	—	501	—	501

Non-Current Assets:
Marketable equity securities	1,073,390	—	—	1,073,390	1,059,575	—	—	1,059,575

Total equity securities	1,073,390	—	—	1,073,390	1,059,575	—	—	1,059,575

Total non-current assets	1,073,390	—	—	1,073,390	1,059,575	—	—	1,059,575

Total assets	¥1,073,390	¥5,605	¥—	¥1,078,995	¥1,059,575	¥501	¥—	¥1,060,076

Current Liabilities:
Foreign currency forward contracts	¥—	¥950	¥—	¥950	¥—	¥15,458	¥—	¥15,458

Total derivatives	—	950	—	950	—	15,458	—	15,458

Total current liabilities	¥—	¥950	¥—	¥950	¥—	¥15,458	¥—	¥15,458

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the nine months ended December 31, 2016.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 7 to the Quarterly Consolidated Financial Statements.

(2) Assets and liabilities measured at fair value on a non-recurring basis

The following table presents the assets that were measured and recorded at fair value on a non-recurring basis for the nine months ended December 31, 2015.

	Balance at December 31, 2015	Level 1	Level 2	Level 3	Total gains (losses) for the nine months ended December 31, 2015
	(Yen in millions)
Property, plant and equipment	¥2,432			¥2,432	¥(1,522)
Intangible assets	334			334	(2,666)
Goodwill	—			—	(14,143)

Kyocera recognized ¥17,957 million of losses on impairment in total of property, plant and equipment, intangible assets subject to amortization and goodwill for the nine months ended December 31, 2015 due to the deterioration of the profitability in the liquid crystal displays business (“Reporting Unit”) included in the Electronic Devices Group. The following table presents the location and each amount of these impairment losses in the consolidated statements of income for the nine months ended December 31, 2015.

	Location	Nine months ended December 31, 2015
		(Yen in millions)
Property, plant and equipment	Selling, general and administrative expenses	¥1,148
Intangible assets subject to amortization	Selling, general and administrative expenses	2,666
Goodwill	Loss on impairment of goodwill	14,143

Total		¥17,957

The fair value of the Reporting Unit with a basis for the loss on impairment of goodwill as described above was determined using the discounted cash flows method (income approach).

Impairment tests for Property, plant and equipment and Intangible assets subject to amortization are accounted for under ASC360, “Property, plant and equipment.” The tested for impairment shall be performed whenever any events and changes in circumstances that might lead to impairment indicate. In the case that their carrying amounts are considered unrecoverable and exceed their fair value, its exceeded amount is recognized as the impairment loss. The fair value is determined using the expected discounted cash flows gained from them directly.

Impairment test for Goodwill is accounted for under ASC350, “Goodwill and other intangible assets” and two steps shall be performed for the test. The first step (“identification of potential impairment”) is a comparison of each reporting unit’s fair value with its carrying amount, including goodwill. If the fair value of any reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired. If the carrying amount of any reporting unit exceeds its fair value, the second step shall be performed to measure the amount of impairment loss. The second step (“measurement of impairment loss”) compares the implied fair value of a reporting unit’s goodwill with the carrying amount of the goodwill and if the carrying amount exceeds the implied fair value, the exceeded amount is recognized as impairment loss. The implied fair value of the goodwill is determined in the same manner as the amount of goodwill recognized in a business combination is determined. That is, fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets), and the excess of the fair value of the reporting unit over the amount assigned to its assets and liabilities is the implied fair value of the goodwill.

(3) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2016		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt securities	¥101,566	¥101,644	¥81,867	¥81,904
Long-term investments in debt and equity securities	1,131,403	1,130,951	1,124,154	1,123,840
Other long-term investments (excluding investments in affiliates and an unconsolidated subsidiary)	14,125	14,125	16,812	16,812

Total	¥1,247,094	¥1,246,720	¥1,222,833	¥1,222,556

Liabilities (b):
Long-term debt (including due within one year)	¥27,631	¥27,631	¥25,163	¥25,163

Total	¥27,631	¥27,631	¥25,163	¥25,163

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2016 and December 31, 2016 were ¥13,514 million and ¥16,231 million, respectively. Fair value of held-to-maturity investments in debt securities is mainly classified as Level 2.

(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2016 and December 31, 2016 are as follows:

	March 31, 2016	December 31, 2016
	(Yen in millions)
Finished goods	¥159,801	¥165,557
Work in process	63,113	67,619
Raw materials and supplies	104,961	123,371

Total	¥327,875	¥356,547

7. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 59% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rate fluctuations. These financial exposures to market risks are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rate changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

By using derivative financial instruments to hedge exposures to changes in exchange rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Kyocera’s affiliate accounted for by the equity method uses interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility. The affiliate also reduces credit risks by entering into transactions with certain creditworthy counterparty and limiting the amount of exposure to the counterparty.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera’s affiliate accounted for by the equity method uses interest rate swaps mainly to convert a portion of its variable rate debt to fixed rate debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ transaction currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables and payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2016 and December 31, 2016 are as follows:

	March 31, 2016	December 31, 2016
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,867	¥13,256

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	240,125	277,798

Total derivatives	¥252,992	¥291,054

The fair value and location of derivative financial instruments in the consolidated balance sheets at March 31, 2016 and December 31, 2016 are as follows:

	Location	March 31, 2016	December 31, 2016
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥127	¥202

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	5,478	299

Total derivative assets		¥5,605	¥501

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥98	¥455

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	852	15,003

Total derivative liabilities		¥950	¥15,458

Changes in the fair value of derivative financial instruments not designated as hedging instruments for the nine months ended December 31, 2015 and 2016 are as follows:

		Nine months ended December 31,
Type of derivatives	Location	2015	2016
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥1,000	¥(19,331)

Changes in the fair value of derivative financial instruments not designated as hedging instruments for the three months ended December 31, 2015 and 2016 are as follows:
		Three months ended December 31,
Type of derivatives	Location	2015	2016
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥810	¥(22,120)

Realized gains (losses) on derivative financial instruments designated as hedging instruments are not presented because the amounts were not material.

8. BENEFIT PLANS

Domestic:

Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the nine months ended December 31, 2015 and 2016 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Nine months ended December 31,
	2015	2016
	(Yen in millions)
Service cost	¥9,196	¥10,237
Interest cost	1,055	139
Expected return on plan assets	(2,877)	(2,998)
Amortization of prior service cost	(3,295)	(3,274)
Recognized actuarial loss	1,268	1,852

Net periodic pension costs	¥5,347	¥5,956

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended December 31, 2015 and 2016 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended December 31,
	2015	2016
	(Yen in millions)
Service cost	¥3,085	¥3,412
Interest cost	353	46
Expected return on plan assets	(960)	(999)
Amortization of prior service cost	(1,101)	(1,091)
Recognized actuarial loss	419	617

Net periodic pension costs	¥1,796	¥1,985

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries, and TA Triumph-Adler GmbH, maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at these foreign subsidiaries for the nine months ended December 31, 2015 and 2016 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Nine months ended December 31,
	2015	2016
	(Yen in millions)
Service cost	¥552	¥519
Interest cost	1,345	1,172
Expected return on plan assets	(1,558)	(1,283)
Amortization of prior service cost	9	14
Recognized actuarial loss	1,028	812

Net periodic pension costs	¥1,376	¥1,234

Net periodic pension costs at these foreign subsidiaries for the three months ended December 31, 2015 and 2016 include the following components and were recorded in cost of sales, and selling general and administrative expenses in the consolidated statements of income.

	Three months ended December 31,
	2015	2016
	(Yen in millions)
Service cost	¥184	¥176
Interest cost	447	390
Expected return on plan assets	(519)	(428)
Amortization of prior service cost	3	5
Recognized actuarial loss	334	273

Net periodic pension costs	¥449	¥416

9. INCOME TAXES

The effective tax rates for the nine months and the three months ended December 31, 2016 decreased to 24.55% and 27.79% respectively, compared with the tax rates 35.28% and 51.91% for the nine months and the three months ended December 31, 2015. This was due mainly to recognizing a reversal of a valuation allowance recorded against a deferred tax asset attributable to the net operating loss of Nihon Inter Electronics Corporation when it merged with Kyocera Corporation for the nine months ended December 31, 2016 in addition to recognizing the nondeductible impairment loss of goodwill in the amount of ¥14,143 million for the three months ended December 31, 2015.

10. COMMITMENTS AND CONTINGENCIES

(1) Assets pledged as collateral

Kyocera’s investment in Kagoshima Mega Solar Power Corporation, which was ¥1,821 million at December 31, 2016 accounted for by the equity method, is pledged as collateral for loans of ¥18,794 million from financial institutions of Kagoshima Mega Solar Power Corporation.

(2) Contractual obligations for the acquisition or construction of property, plant and equipment and lease contracts

As of December 31, 2016, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥15,377 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. The future minimum lease commitments under non-cancelable leases as of December 31, 2016 are as follows:

December 31, 2016
(Yen in millions)
Due within 1 year	¥5,274
Due after 1 year but within 2 years	3,995
Due after 2 years but within 3 years	2,702
Due after 3 years but within 4 years	1,669
Due after 4 years but within 5 years	1,096
Thereafter	1,449

Total	¥16,185

(3) Long-term purchase agreements for the supply of raw materials

Between 2005 and 2008, Kyocera entered into four long-term purchase agreements (the “LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Operations LLC and its subsidiary Hemlock Semiconductor, LLC (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of December 31, 2016, there is a remaining balance of ¥152,340 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥41,398 million is prepaid.

After the LTAs were signed, the price of polysilicon material in the world market significantly declined, thus a significant divergence between the market price of polysilicon material and the fixed contract price in the LTAs arose. In light of these circumstances, Kyocera requested Hemlock to modify the contract terms including its price and quantity, and Kyocera sued Hemlock contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position which is prohibited under Japanese Antitrust Law. Taking into consideration these condition, Kyocera withheld to order the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2016 (“the 2016 amount”), which is ¥30,206 million in total.

As a result, Hemlock issued an invoice for the amount equal to the difference between the 2016 amount and applicable advanced payment, which is due for payment by Kyocera on February 15, 2017. As Kyocera contends that it has the right to cure a default by purchasing the 2016 amount within a certain period from the issuance of the default notice, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥30,206 million as other current asset for the 2016 amount and ¥22,339 million as other account payable for the amount equal to the difference between the 2016 amount and applicable advanced payment.

In addition, Kyocera considered the obligation to purchase polysilicon material through 2020 in its analysis based on lower of cost and net realizable value approach taking into consideration the anticipated selling price of the applicable solar products and concluded no loss was incurred as of December 31, 2016.

(4) Environmental matters

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA or such state statutes authorize joint and several liability, the EPA or state regulatory authorities could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the New Bedford Harbor in the Commonwealth (the harbor). Under the terms of the settlement, AVX was obligated to pay ¥39,643 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor. On May 26, 2015, AVX prepaid the third and final settlement installment of ¥14,894 million ($122.08 million), plus interest of ¥135 million ($1.11 million).

AVX and Kyocera recorded a charge with respect to this matter in the amount of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the year ended March 31, 2013, which were included in selling, general and administrative expenses in the consolidated statements of income.

Other than the above matter, Kyocera is involved in various environmental matters and Kyocera currently has certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. The uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual matters make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure; therefore these costs could differ from our current estimates.

(5) Others

On April 25, 2013, AVX was named as a defendant in a patent infringement case filed in the United States District Court for the District of Delaware captioned Greatbatch, Inc. v AVX Corporation. This case alleged that certain AVX products infringe on one or more of nine Greatbatch patents. On January 26, 2016, the jury returned a verdict in favor of the plaintiff in the first phase of a segmented trial and found damages to Greatbatch in the amount of ¥4,350 million ($37.5 million). AVX is reviewing this initial verdict, consulting with its legal advisors on what action AVX may take in response, and continuing to litigate the rest of the case. As of December 31, 2016, AVX and Kyocera have the above mentioned amount for this case in other accrued liabilities in the consolidated balance sheets.

AVX and Kyocera have charged ¥4,575 million ($37.5 million) in selling, general and administrative expenses in the consolidated statements of income for the nine months and three months ended December 31, 2015.

Kyocera is also subject to various lawsuits and claims which arise in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

11. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution at the Ordinary General Shareholders’ Meeting held on June 24, 2016, Kyocera Corporation declared year-end cash dividends totaling ¥18,343 million, ¥50 per share of common stock effective June 27, 2016 to shareholders of record on March 31, 2016.

Based on the resolution for the payment of interim dividends at the meeting of the Board of Directors held on October 31, 2016, Kyocera Corporation declared cash dividends totaling ¥18,386 million, ¥50 per share of common stock effective December 5, 2016 to shareholders of record on September 30, 2016.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the nine months ended December 31, 2015 and 2016 are as follows:

	Nine months ended December 31, 2015
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥2,215,319	¥88,304	¥2,303,623
Comprehensive income
Net income	59,504	3,524	63,028
Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities	102,573	(123)	102,450
Net unrealized losses on derivative financial instruments	(75)	(11)	(86)
Pension adjustments	(977)	(30)	(1,007)
Foreign currency translation adjustments	(4,866)	317	(4,549)

Total other comprehensive income (loss)	96,655	153	96,808

Total comprehensive income	156,159	3,677	159,836

Cash dividends paid to Kyocera Corporation’s shareholders	(40,355)	—	(40,355)
Cash dividends paid to noncontrolling interests	—	(2,511)	(2,511)
Making NIEC a consolidated subsidiary	—	5,140	5,140
Equity transactions with noncontrolling interests and others	112	(990)	(878)

Balance at end of period	¥2,331,235	¥93,620	¥2,424,855

	Nine months ended December 31, 2016
	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Equity
	(Yen in millions)
Balance at beginning of period	¥2,284,264	¥89,498	¥2,373,762
Comprehensive income
Net income	70,852	3,619	74,471
Other comprehensive income (loss)—net of taxes
Net unrealized losses on securities	(9,471)	(58)	(9,529)
Net unrealized losses on derivative financial instruments	(146)	(61)	(207)
Pension adjustments	(535)	(62)	(597)
Foreign currency translation adjustments	1,743	913	2,656

Total other comprehensive income (loss)	(8,409)	732	(7,677)

Total comprehensive income	62,443	4,351	66,794

Cash dividends paid to Kyocera Corporation’s shareholders	(36,729)	—	(36,729)
Cash dividends paid to noncontrolling interests	—	(2,186)	(2,186)
Equity transactions with noncontrolling interests and others	5,083	(6,166)	(1,083)

Balance at end of period	¥2,315,061	¥85,497	¥2,400,558

12. ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income for the nine months ended December 31, 2015 and 2016 are as follows:

	Nine months ended December 31, 2015
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥467,841	¥(372)	¥(28,452)	¥30,656	¥469,673
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	102,924	(107)	(412)	(4,853)	97,552
Amounts reclassified from accumulated other comprehensive income	(351)	32	(565)	(13)	(897)

Other comprehensive income (loss), net	102,573	(75)	(977)	(4,866)	96,655

Equity transactions with noncontrolling interests	—	0	(17)	17	0

Balance at end of period	¥570,414	¥(447)	¥(29,446)	¥25,807	¥566,328

	Nine months ended December 31, 2016
	Net Unrealized Gains on Securities	Net Unrealized Losses on Derivative Financial Instruments	Pension Adjustments	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income
	(Yen in millions)
Balance at beginning of period	¥517,190	¥(488)	¥(42,648)	¥(4,251)	¥469,803
Other comprehensive income (loss), net
Other comprehensive income (loss) before reclassifications	(9,439)	(160)	(225)	1,955	(7,869)
Amounts reclassified from accumulated other comprehensive income	(32)	14	(310)	(212)	(540)

Other comprehensive income (loss), net	(9,471)	(146)	(535)	1,743	(8,409)

Equity transactions with noncontrolling interests	(1)	0	5	(76)	(72)

Balance at end of period	¥507,718	¥(634)	¥(43,178)	¥(2,584)	¥461,322

Tax effect allocated to each components of other comprehensive income (loss) for the nine months ended December 31, 2015 and 2016 are as follows:

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the nine months ended December 31, 2015:
Net unrealized gains on securities	¥150,636	¥(48,186)	¥102,450
Net unrealized losses on derivative financial instruments	(119)	33	(86)
Pension adjustments	(1,523)	516	(1,007)
Foreign currency translation adjustments	(4,549)	—	(4,549)

Other comprehensive income (loss)	¥144,445	¥(47,637)	¥96,808

For the nine months ended December 31, 2016:
Net unrealized losses on securities	¥(13,477)	¥3,948	¥(9,529)
Net unrealized losses on derivative financial instruments	(253)	46	(207)
Pension adjustments	(956)	359	(597)
Foreign currency translation adjustments	2,656	—	2,656

Other comprehensive income (loss)	¥(12,030)	¥4,353	¥(7,677)

Tax effect allocated to each components of other comprehensive income (loss) for the three months ended December 31, 2015 and 2016 are as follows:
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the three months ended December 31, 2015:
Net unrealized gains on securities	¥171,349	¥(54,816)	¥116,533
Net unrealized losses on derivative financial instruments	(79)	24	(55)
Pension adjustments	(416)	223	(193)
Foreign currency translation adjustments	(77)	—	(77)

Other comprehensive income (loss)	¥170,777	¥(54,569)	¥116,208

For the three months ended December 31, 2016:
Net unrealized losses on securities	¥(41,692)	¥12,503	¥(29,189)
Net unrealized losses on derivative financial instruments	(278)	43	(235)
Pension adjustments	(2,110)	118	(1,992)
Foreign currency translation adjustments	65,732	—	65,732

Other comprehensive income (loss)	¥21,652	¥12,664	¥34,316

13. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information for the nine months ended December 31, 2015 and 2016 is as follows:

	Nine months ended December 31,
	2015	2016
	(Yen in millions)
Research and development expenses	¥44,078	¥41,871
Advertising expenses	4,645	3,587
Shipping and handling cost included in selling, general and administrative expenses	17,576	16,539

Gains of ¥12,268 million on sales of property, plant and equipment, net, which was mainly comprised of a gain on sales of assets under “Semiconductor Parts Group” for the segment reporting, was deducted from the selling, general and administrative expenses during the nine months ended December 31, 2015.

Supplemental expense information for the three months ended December 31, 2015 and 2016 is as follows:

	Three months ended December 31,
	2015	2016
	(Yen in millions)
Research and development expenses	¥14,976	¥12,920
Advertising expenses	1,952	1,169
Shipping and handling cost included in selling, general and administrative expenses	5,962	5,982

14. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages

Organic Multilayer Substrates

Multilayer Printed Wiring Boards

(3) Applied Ceramic Products Group

Solar Power Generating Systems, Battery Energy Storage Systems

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Applied Ceramic Related Products

(4) Electronic Device Group

Capacitors, SAW Devices

Connectors, Crystal Components

Liquid Crystal Displays

Printing Devices

Power Semiconductor Products (Discrete Products, Power Modules)

(5) Telecommunications Equipment Group

Smartphones, Mobile Phones

PHS related Products

M2M Modules

(6) Information Equipment Group

Monochrome and Color Printers and Multifunctional Products

Wide Format Systems

Document Solutions

Application Software and Supplies

(7) Others

Information Systems and Telecommunication Services

Engineering Business

Management Consulting Business

Realty Development Business

Former Kyocera Chemical Group, included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the year ending March 31, 2017. Due to this change, results for the nine months ended December 31, 2015 and the three months ended December 31, 2015 have been reclassified to conform to the current presentation.

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary, income taxes and net income attributable to noncontrolling interests.

Information by reporting segments for the nine months ended December 31, 2015 and 2016 is summarized as follows:

Reporting Segments

	Nine months ended December 31,
	2015	2016
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥70,342	¥71,027
Semiconductor Parts Group	180,125	181,309
Applied Ceramic Products Group	177,763	159,166
Electronic Device Group	219,780	209,799
Telecommunications Equipment Group	124,178	99,018
Information Equipment Group	245,375	227,750
Others	106,855	96,446
Adjustments and eliminations	(31,388)	(29,887)

Net sales	¥1,093,030	¥1,014,628

Income before income taxes:
Fine Ceramic Parts Group	¥11,860	¥9,678
Semiconductor Parts Group	37,435	19,389
Applied Ceramic Products Group	12,498	9,258
Electronic Device Group	3,784	21,376
Telecommunications Equipment Group	(3,945)	(4,246)
Information Equipment Group	17,484	20,041
Others	(1,988)	(2,708)

Total operating profit	77,128	72,788
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	20,250	26,995
Adjustments and eliminations	12	(1,077)

Income before income taxes	¥97,390	¥98,706

Depreciation and amortization:
Fine Ceramic Parts Group	¥3,759	¥3,938
Semiconductor Parts Group	11,903	11,936
Applied Ceramic Products Group	8,276	8,399
Electronic Device Group	12,528	12,529
Telecommunications Equipment Group	3,282	3,074
Information Equipment Group	10,492	10,635
Others	4,011	3,832
Corporate	1,504	1,345

Total	¥55,755	¥55,688

Capital expenditures:
Fine Ceramic Parts Group	¥5,801	¥3,431
Semiconductor Parts Group	9,998	13,703
Applied Ceramic Products Group	7,371	6,678
Electronic Device Group	14,553	16,106
Telecommunications Equipment Group	1,991	918
Information Equipment Group	6,667	4,854
Others	1,936	1,832
Corporate	2,574	2,116

Total	¥50,891	¥49,638

Information by reporting segments for the three months ended December 31, 2015 and 2016 is summarized as follows:

Reporting Segments

	Three months ended December 31,
	2015	2016
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥23,397	¥24,268
Semiconductor Parts Group	58,790	63,993
Applied Ceramic Products Group	64,127	61,260
Electronic Device Group	73,569	74,798
Telecommunications Equipment Group	45,481	34,186
Information Equipment Group	82,864	80,315
Others	32,720	32,338
Adjustments and eliminations	(10,495)	(9,773)

Net sales	¥370,453	¥361,385

Income before income taxes:
Fine Ceramic Parts Group	¥3,593	¥3,546
Semiconductor Parts Group	7,833	9,423
Applied Ceramic Products Group	4,475	3,600
Electronic Device Group	(14,627)	10,877
Telecommunications Equipment Group	1,676	2,914
Information Equipment Group	5,445	7,174
Others	(274)	200

Total operating profit	8,121	37,734
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	11,348	12,711
Adjustments and eliminations	(79)	(317)

Income before income taxes	¥19,390	¥50,128

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,434	¥1,420
Semiconductor Parts Group	4,214	4,508
Applied Ceramic Products Group	2,979	3,014
Electronic Device Group	4,547	4,755
Telecommunications Equipment Group	1,221	959
Information Equipment Group	3,855	3,684
Others	1,372	1,362
Corporate	510	474

Total	¥20,132	¥20,176

Capital expenditures:
Fine Ceramic Parts Group	¥1,651	¥1,127
Semiconductor Parts Group	3,172	3,149
Applied Ceramic Products Group	3,476	2,192
Electronic Device Group	4,681	4,666
Telecommunications Equipment Group	775	318
Information Equipment Group	1,664	1,445
Others	373	409
Corporate	484	290

Total	¥16,276	¥13,596

Geographic segments (Net sales by region)

	Nine months ended December 31,
	2015	2016
	(Yen in millions)
Net sales:
Japan	¥432,440	¥417,735
Asia	237,453	223,516
United States of America	191,704	169,137
Europe	185,550	163,275
Others	45,883	40,965

Net sales	¥1,093,030	¥1,014,628

	Three months ended December 31,
	2015	2016
	(Yen in millions)
Net sales:
Japan	¥151,737	¥148,841
Asia	77,042	81,978
United States of America	64,222	59,240
Europe	62,689	56,937
Others	14,763	14,389

Net sales	¥370,453	¥361,385

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Nine months ended December 31,
	2015	2016
	(Yen in millions)
Net sales:
Japan	¥460,074	¥437,795
Intra-group sales and transfer between geographic areas	393,052	350,308

	853,126	788,103

Asia	185,781	182,697
Intra-group sales and transfer between geographic areas	220,556	201,979

	406,337	384,676

United States of America	233,841	201,047
Intra-group sales and transfer between geographic areas	29,631	40,101

	263,472	241,148

Europe	191,139	172,512
Intra-group sales and transfer between geographic areas	23,899	15,137

	215,038	187,649

Others	22,195	20,577
Intra-group sales and transfer between geographic areas	12,502	11,232

	34,697	31,809

Adjustments and eliminations	(679,640)	(618,757)

Net sales	¥1,093,030	¥1,014,628

Income before income taxes:
Japan	¥41,723	¥39,944
Asia	17,597	19,077
United States of America	9,492	11,004
Europe	8,567	7,746
Others	249	(705)

	77,628	77,066
Corporate gains and Equity in earnings (losses) of affiliates and an unconsolidated subsidiary	20,250	26,995
Adjustments and eliminations	(488)	(5,355)

Income before income taxes	¥97,390	¥98,706

	Three months ended December 31,
	2015	2016
	(Yen in millions)
Net sales:
Japan	¥162,117	¥155,921
Intra-group sales and transfer between geographic areas	136,384	128,328

	298,501	284,249

Asia	61,419	67,117
Intra-group sales and transfer between geographic areas	82,622	78,304

	144,041	145,421

United States of America	74,912	70,220
Intra-group sales and transfer between geographic areas	12,477	14,591

	87,389	84,811

Europe	64,545	61,099
Intra-group sales and transfer between geographic areas	5,480	5,412

	70,025	66,511

Others	7,460	7,028
Intra-group sales and transfer between geographic areas	4,096	3,795

	11,556	10,823

Adjustments and eliminations	(241,059)	(230,430)

Net sales	¥370,453	¥361,385

Income before income taxes:
Japan	¥1,230	¥25,827
Asia	6,314	9,317
United States of America	287	4,708
Europe	1,558	2,804
Others	164	(302)

	9,553	42,354
Corporate gains and Equity in earnings (losses) of affiliates and an unconsolidated subsidiary	11,348	12,711
Adjustments and eliminations	(1,511)	(4,937)

Income before income taxes	¥19,390	¥50,128

15. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Nine months ended December 31,
	2015	2016
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥59,504	¥70,852
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	162.20	192.88
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	162.20	192.88

Basic weighted average number of shares outstanding	366,860	367,334
Diluted weighted average number of shares outstanding	366,860	367,334

	Three months ended December 31,
	2015	2016
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥8,712	¥34,699
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	23.75	94.36
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	23.75	94.36

Basic weighted average number of shares outstanding	366,859	367,715
Diluted weighted average number of shares outstanding	366,859	367,715

Reference Information (Unaudited)

1. Production (Sales price)

	Nine months ended December 31,				Increase (Decrease)
	2015		2016
	Amount	% to the total	Amount	% to the total	%
	(Yen in millions)
Fine Ceramic Parts Group	¥71,725	6.3	¥71,232	6.9	(0.7)
Semiconductor Parts Group	184,988	16.2	183,664	17.7	(0.7)
Applied Ceramic Products Group	199,252	17.5	164,321	15.9	(17.5)
Electronic Device Group	219,247	19.3	213,960	20.6	(2.4)

Total Components Business	675,212	59.3	633,177	61.1	(6.2)
Telecommunications Equipment Group	127,785	11.2	93,898	9.1	(26.5)
Information Equipment Group	252,039	22.1	238,969	23.1	(5.2)

Total Equipment Business	379,824	33.3	332,867	32.2	(12.4)
Others	84,492	7.4	69,657	6.7	(17.6)

Production	¥1,139,528	100.0	¥1,035,701	100.0	(9.1)

2. Orders

	Nine months ended December 31,				Increase (Decrease)
	2015		2016
	Amount	% to the total	Amount	% to the total	%
	(Yen in millions)
Fine Ceramic Parts Group	¥71,349	6.4	¥72,223	6.9	1.2
Semiconductor Parts Group	177,577	16.0	182,713	17.5	2.9
Applied Ceramic Products Group	189,242	17.0	163,426	15.7	(13.6)
Electronic Device Group	224,484	20.2	217,375	20.9	(3.2)

Total Components Business	662,652	59.6	635,737	61.0	(4.1)
Telecommunications Equipment Group	135,446	12.2	101,526	9.7	(25.0)
Information Equipment Group	245,223	22.0	227,936	21.9	(7.0)

Total Equipment Business	380,669	34.2	329,462	31.6	(13.5)
Others	103,537	9.3	101,815	9.8	(1.7)
Adjustments and eliminations	(34,483)	(3.1)	(24,654)	(2.4)	—

Orders	¥1,112,375	100.0	¥1,042,360	100.0	(6.3)

*	Former Kyocera Chemical Group, included in “Others” until the year ended March 31, 2016, has been reclassified and included in the “Semiconductor Parts Group” commencing from the year ending March 31, 2017. Due to this change, production and orders for the nine months ended December 31, 2015 have been reclassified to conform to the current presentation.